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        Filed by Board of Trade of the City of Chicago (CBOT)
        Subject Company -- Board of Trade of the City of Chicago
        Pursuant to Rule 425 under the Securities Act of 1933
        File No. 132-01854

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The following presentation was delivered to CBOT members and membership interest holders on August 16, 2000
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                      Final Version - Preparation Materials
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                                August 16, 2000
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                               CBOT Floor Meeting
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                       Chairman's Remarks - David Brennan
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Thank you all very much for attending today's meeting, those of you here and those of you listening on MemberNet.

The purpose and necessity of this meeting is obvious to us all. Before I was elected Chairman, I was a trader, and will very likely be one for the rest of my life. I know what you are going through - the uncertainty surrounding the issues faced by the CBOT, decreased volume, and most importantly, falling membership prices. In the midst of what is a difficult time for all of us, we cannot tear apart this institution from the inside out. We MUST unify our membership and we must do it NOW if we are to retain control of our organization's future. We are separating and weakening ourselves by perpetuating unsubstantiated rumors. This practice of spreading fear, however, is simple to remedy. We have to establish what is fact. It is NOT what we consistently read in the press. It is NOT the majority of the "information" that circulates on the floor, and, in most cases, it is NOT what is posted on Tradetalk.

I have to be forthright with you. I know that persuasive power of the press and the strength of the CBOT's rumor mill reach you more often than I am able to.
We are here today to dispel these influences and secure what lies beneath the matters we are dealing with.

Before I talk about specifics, let me make a point regarding the dominant Exchange issues being discussed in the press, on our floors, and on Tradetalk -- Eurex, the CBOE, restructuring, MFN, Eurex batch window, and the CBOT's financial health. (pause) THESE ARE SOPHISTICATED BUSINESS PROBLEMS AND THERE ARE NO QUICK SOLUTIONS.

I want you to know that the CBOT does not intentionally shield need-to-know information from its membership. Given the constantly evolving process of our restructuring meetings, any information released to the membership would have to be quickly retracted and changed. Like any other institution undergoing organizational change, we are presenting our proposals as finished products. A daily update would only serve to cause confusion. Unfortunately, the press has filled the space created by this dearth of updates. And even more unfortunate is their insistence on utilizing inaccurate information that we can only assume is generated internally.

I do think that sound rational business decisions should be the metric that the Exchange uses rather than the court of public opinion played out in the press and often on the Internet. Our members' financial livelihood depends on the ongoing success of the institution, the Chicago Board of Trade. As a member, I want well-thought-out business
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decisions; decisions that maximize the present value of future trading opportunities, maximize shareholder value, and allow the institution to financially prosper. With that, let me provide you with these facts...

Fact: The Implementation Committee nominated and the Board approved three fellow members for the board of the electronic trading company, which we expect to be formed in the near future.

Fact: There has been diligent work on draft business plans for both the electronic trading company and CBOT with input from our financial and strategic advisors. The goal is to have these plans reviewed by the Executive Committee and Board in the near future.

Fact: Together with our lawyers, bankers, consultants and accountants, we are diligently preparing the registration statement, which will be the disclosure document relating to the next step of the Restructuring. This disclosure document will contain all material information relevant to your vote on the next step of the Restructuring. It is our current goal to file the registration statement with the SEC early in the fourth quarter of this year and, assuming the SEC review process goes well, we expect that the membership vote on the next step of the restructuring will follow shortly thereafter.

Fact: We have a binding, contractual agreement with Eurex. We will not walk away from this agreement. It would not be advantageous from an economic and business standpoint to do so.

Fact: We continue to have merger talks with CBOE. These are complicated talks as we are working on critical issues of membership and trading rights. I am sure that you understand that confidential issues and discussions need to stay confidential.

Fact: The Implementation Committee is again exploring the MFN issue, as I promised you. We have solicited your proposals and supporting information. We will take every proposal seriously and work with our financial advisor on any alternatives that would not have a negative impact on the value of the electronic trading company.

I have repeatedly stated in previous speeches that I believe in this institution and its members, and I still do. We must continue to make tough business decisions and move forward. There is an old saying that you can't drive a car by constantly looking in the rear view mirror. The CBOT has enjoyed immense success over its 152 years of operation. At this time, however, our membership has to have the courage to embrace change, or the world will move on and leave us to our glorious history.

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WHAT WE WANT, AND WHAT WE MUST CREATE IS A FUTURE.

It is not good enough that we voted to change...now we have to execute the plan to change.

Just as you would a trade, use sound business judgement when addressing these issues, not your emotions.

Now that I have provided you with some facts and my thoughts, I have asked Interim President Dennis Dutterer, the Exchange's CFO Glen Johnson, the Exchange's First Vice Chairman Charlie Carey the Exchange's CIO Jim Amaral, to make presentations. The Exchange's Legal Advisors at Kirkland and Ellis to be present to answer some questions.

I would like to follow the format of past meetings, and have questions be held until the end of all the presentations.

I would now like to have interim President Dennis Dutterer discuss operational and fiscal issues surrounding the exchange.

(President Dutterer: His comments and he introduces Glen Johnson, and Glen introduces Charlie Carey)

Thank you Charlie.

I would now like the Exchange's CIO Jim Amaral to discuss A/C/E.

Thanks Jim.

I have taken the liberty of extracting questions to address from MemberNet and Tradetalk...which, believe it or not, fellow members, I do read.
I would like to answer these in this forum because I believe they touch on questions that you want to hear. Please hold your questions until after I address each of these questions.

First Topic: CBOE

     .  Where does the recent court ruling mean?

     .  Do we plan on going back to re-file before the second vote?

 .  Second Topic: Minority Member Lawsuit

     .  What is the CBOT's planned response?

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 .  Third Topic: Mid-America Commodity Exchange

     . What are the Exchange's plans, if any, on the fate of the MidAmerica Commodity Exchange?

 .  Fourth Topic: Transaction Rates for Eurex/JV platform

     . Please explain the logic behind the new transaction fee structure for CBOT products on the Eurex/JV platform? Why are they higher than Eurex's?

 .  Fifth Topic: A/C/E Batch Window

     . What was the decision process used in terms of picking these 6 hours? . Are there viable solutions? Project A, floor night session, MidAm possibilities?

 .  Sixth Topic: Restructuring Questions

     .  When do we propose to move on to "Step 2" of our reorganization plan?

     . Based on our financial situation outlined in Crains, do you still believe it is a feasible strategy to run two separate businesses? What are the alternatives, if any?

That ends our forum on answers to outstanding questions from members on MemberNet and Tradetalk. We would now like to open up the questions to the audience.

Closing Remarks from the Chairman

I want to thank all of you for taking the time to be here and I am happy to see so many of you care about the CBOT and its future.

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The CBOT urges its members and membership interest holders to read the
Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statement(s), regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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